UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 21, 2026

Jean-Marie Mognetti
Chief Executive Officer
CoinShares PLC
2 Hill Street
St. Helier, JE2 4UA
Jersey

Re: CoinShares PLC
Registration Statement on Form F-1
Filed May 15, 2026
File No. 333-295946

Dear Jean-Marie Mognetti:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Komul Chaudhry at 202-551-4746 with any questions.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets